

40 - 33

811-02756
(High Yield)
Branch 16

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.



December 19, 2005



05076480


SEC MAIL PROCESSING
RECEIVED
DEC 29 2005
WASH. D.C.
185
SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

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121905 (1) vtt

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Independent Trustees' Supplement to Motion to Dismiss, Motion to Dismiss and Memorandum of Law**, and **Addendum Volume to Defendants' Motion to Dismiss and Memorandum of Law** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-121905SEC.doc
121905 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE,	§	
	§	
Plaintiffs	§	
	§	
v.	§	C. A. NO. H-04-2587
	§	(CONSOLIDATED)
	§	
AIM MANAGEMENT GROUP, INC., et al.	§	
	§	
Defendants.	§	

Independent Trustees' Supplement To Motion To Dismiss

The Independent Trustees (Defendants Bob R. Baker, James T. Bunch, Gerald J. Lewis, Larry Soll, Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Fred Deering, Victor Andrews, John McIntyre, Lawrence Budner, and Louis S. Sklar) have joined in the Motion To Dismiss And Memorandum Of Law ("Motion to Dismiss") filed by all defendants. The arguments in the Motion to Dismiss are more than sufficient to mandate dismissal of all claims against the Independent Trustees. The Independent Trustees file this supplement to present an additional reason that Count III of the Second Amended Consolidated Complaint ("Complaint" or "Cplt.") should be dismissed as to the Independent Trustees: The Independent Trustees were paid none of the compensation or payments that are the subject of Count III.

Only "The Recipient" of Compensation or Payments can be Liable Under § 36(b)

Section 36(b)(3) expressly provides that *"[n]o such action shall be brought or maintained against any person other than the recipient of such compensation or payments*, and no damages or other relief shall be granted against any person other than the recipient of such compensation or payments" (emphasis supplied). *See, e.g., Green v. Fund Asset Mgmt., L.P.*, 286 F. 3d 682, 685 (3d Cir.) ("under § 36(b), a shareholder may only sue the recipient of the fees"), *cert. denied*, 537 U.S. 884 (2002); *Halligan v. Standard & Poor's Intercapital, Inc.*, 434 F.Supp. 1082, 1085 (E.D.N.Y. 1977); *accord In re Eaton Vance Mutual Funds Fee Litigation*, 380 F. Supp.2d 222, 238 (S.D.N.Y. 2005); *Levy v. Alliance Capital Mgmt.*, 1998 U.S. Dist. LEXIS 16749 at *8-9 (S.D.N.Y. Oct. 26, 1998); *Cohen v. Fund Asset Management*, [1981-82 Transfer Binder] CCH Fed. Sec. L. Rep. ¶ 92,570 at 98,433 (S.D.N.Y. 1980).[1]

Count III (Cplt. ¶¶ 230-33) seeks relief as to 12b-1 compensation that was not paid to defendants, but rather to others, i.e. brokers (Cplt. ¶ 123). As the Complaint (¶ 123) acknowledges, those payments were made to brokers as part of an alleged effort to induce them to sell Fund shares, allegedly in breach of their duties of loyalty to "their prospective AIM/INVESCO Fund investors" (*see also* Cplt. ¶¶ 71-72). The Independent Trustee defendants are not recipients of the challenged advisory and 12b-1 fees, and, thus, are not proper defendants on the § 36(b) claim. Rather, the only compensation they receive is for their board service. Section 36(b) does not authorize the recovery of compensation paid to fund trustees for their service on fund boards on the theory that the trustees failed to properly manage the funds by permitting the payment of contested fees, commissions, etc. See *Green v. Fund Asset Management, L.P.*, 147 F.Supp.2d 318, 329-30 (D.N.J. 2001), *aff'd*, 286

[1]The rationale for this limitation was explained in *Krinsk v. Fund Asset Management, Inc.*, [1986-87 Transfer Binder] CCH Fed. Sec. L. Rep. ¶ 92,730 at 93,548 (S.D.N.Y. 1986): "[t]hese highly restrictive limitations on actions under § 36(b) evidence an intent by Congress to protect investment advisors and their affiliates from open-ended litigation and nuisance suits.".

F.3d 682 (3d Cir.), *cert. denied*, 537 U.S. 884 (2002); *Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486, 492 (N.D.Ill. 1999).[2]

Accordingly, for this reason, and for the reasons set out in the Motion to Dismiss, the claims against the Independent Trustees in the Second Consolidated Amended Complaint should be dismissed with prejudice.

[2]The Complaint also alleges that "the Director Defendants received material compensation or payment for their duties" and that they "directly or indirectly received from the Funds compensation or payments of a material nature for investment advisory services." (Cplt. ¶ 230). However, the only payments the Complaint identifies are payments the Independent Trustees received for serving as directors. Plaintiffs appear to claim that such ordinary compensation to directors qualifies under §36(b) because a director's duties include "the approval of the advisory contract, the supervision of advisers' management, review of distribution arrangements and providing information regarding these advisory services." (Cmplt. ¶ 230). If such routine compensation for fulfilling ordinary duties qualified under §36(b), then all directors and officers would be subjected to liability under §36(b). Such an absurd result has been rejected by the courts. *See, e.g., Green v. Fund Asset Management, L.P.*, 147 F. Supp.2d 318, 329-30 (D.N.J. 2001) (salary payments from funds were, [a]s a matter of law . . . insufficient to make the officers recipients of compensation or payments so as to subject them to liability under section 36(b)."), *aff'd*, 286 F.3d 682 (3d Cir.), *cert. denied*, 537 U.S. 884 (2002).

Dated: December 15, 2005

NICKENS KEETON LAWLESS FARRELL
& FLACK, LLP



Jacks C. Nickens
State Bar No. 15013800
Paul D. Flack
State Bar No. 00786930
600 Travis Street, Suite 7500
Houston, Texas 77002
Tel: (713) 571-9191
Fax: (713) 571-9652

Attorneys for Defendants
Bob R. Baker, James T. Bunch,
Gerald J. Lewis, Frank S. Bayley,
Bruce L. Crockett, Albert R. Dowden,
Edward K. Dunn, Jr., Jack M. Fields,
Carl Frischling, Prema Mathai-Davis,
Lewis F. Pennock, Ruth Quigley, Louis S.
Sklar, Fred Deering, Victor Andrews, John
McIntyre, Lawrence Budner and
Lawrence Soll

CERTIFICATE OF SERVICE

The undersigned also certifies that on December 15, 2005, a true and correct copy of the foregoing document was served on the attorneys listed by facsimile transmission:

Stephen D. Susman
Steven J. Mitby
Susman Godfrey LLP
1000 Louisiana, Suite 5100
Houston, TX 77002
Fax: (713) 654-6666

Jerome M. Congress
Janine L. Pollack
Michael R. Reese
Milberg Weiss Bershad & Schulman LLP
One Pennsylvania Plaza
New York, NY 10119
Fax: (212) 868-1229

Alan Schulman
Robert S. Gans
Timothy A. DeLange
Jerald D. Bien-Willner
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Fax: (858) 793-0323

Charles S. Kelley
Mayer Brown Rowe & Maw
700 Louisiana, Suite3600
Houston, Texas 77002
Fax: (713) 224-6410
ckelley@mayerbrownrowe.com

Michael L. Oldham
Gibbs & Bruns, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Fax: (713) 750-0903
Moldham@Gibbs-Bruns.com

Daniel A. Pollack
Martin I. Kaminsky
Pollack & Kaminsky
114 West 47th Street, Suite 1900
New York, New York 10036
Fax: (212) 575-6560



Paul D. Flack

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM **BOYCE**, individually and on behalf of all others similarly situated, Plaintiff, vs. **A I M MANAGEMENT GROUP, INC.**, et al., Defendants.	:	Civil Action No. 04cv2587 (Consolidated) Judge Keith P. Ellison

MOTION TO DISMISS AND MEMORANDUM OF LAW

POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700

MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634

GIBBS & BRUNS, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268

Attorneys for Defendants A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., INVESCO Distributors, Inc., Robert H. Graham and Mark H. Williamson

\- and -

NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002
Tel. (713) 571-9191

Attorneys for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth H. Quigley, Louis Sklar, Fred Deering, Victor Andrews, Bob Baker, Lawrence Budner, James Bunch, Gerald Lewis, John McIntyre and Larry Soll

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

STATUTES

MISCELLANEOUS

PRELIMINARY STATEMENT

In September 2005, plaintiffs, after defendants had moved to dismiss the Consolidated Amended Complaint, withdrew the Consolidated Amended Complaint because of the Decision in In re Eaton Vance Mut. Funds Fee Litig.,[1] which dismissed, with prejudice, a complaint asserting the same claims, by the same plaintiffs' law firm (Milberg Weiss). Since that time, several other federal judges have dismissed complaints alleging the same type of wrongdoing, i.e. the alleged misuse of mutual fund assets to induce brokers to sell Fund shares. Further, the Court in Eaton Vance (on reargument) has now adhered to its earlier decision.[2]

Plaintiffs' Second Consolidated Amended Complaint (hereinafter "the Complaint") repeats the same claims, with the same allegations rejected by those courts, but now seeks to "stay alive" by alleging that the advisory and distribution fees paid by the Funds were "excessive".[3] All of the claims in the Complaint are legally insufficient.

THE SECOND CONSOLIDATED AMENDED COMPLAINT

Plaintiffs allege that they are currently shareholders of nine mutual funds in the AIM mutual fund complex (Cplt. ¶¶ 20, 21, 23, 25, 38 and 42).[4] But, plaintiffs purport to sue on behalf of a putative class of thousands of shareholders of Funds in which they do not own shares

---

[1] 380 F.Supp.2d 222 (S.D.N.Y. 2005). See also: 2005 U.S. Dist. LEXIS 32094 (Dec. 6, 2005) (adhering to prior order on motion for reconsideration and denying motion for leave to file amended complaint).

[2] In re Franklin Mut. Funds Fee Litig., 388 F.Supp.2d 451 (D.N.J. 2005); In re Davis Selected Mut. Funds Litig., 2005 U.S. Dist. LEXIS 23203 (S.D.N.Y. Oct. 11, 2005), motion for reconsideration denied (Nov. 16, 2005); In re Lord Abbett Mut. Funds Fee Litig., 385 F.Supp.2d 471 (D.N.J. 2005).

[3] All parties, and (we believe) the Court, understood that advisory fee claims were going to be litigated in Berdat and directed brokerage claims were going to be litigated in Boyce. This separation will avoid duplicative litigation.

[4] Those Funds are: AIM Basic Value Fund, AIM Balanced Fund, AIM Constellation Fund, AIM European Growth Fund (formerly INVESCO European Fund), AIM Weingarten Fund, AIM Premier Equity Fund, AIM Large Cap Growth Fund, AIM Capital Development Fund, and INVESCO Technology Fund (now AIM Technology Fund) (Cplt. ¶¶ 20, 21, 23, 25, 38 and 42).

(i.e. 94 separate AIM Funds) (Exhibit A to Cplt.). Defendants are the investment advisers, distributors, and trustees of the AIM Funds and A I M Management Group Inc. ("AMG"), the parent company of A I M Advisors (Cplt. ¶¶ 48 through 65).

Plaintiffs contend that defendants made improper and excessive payments to brokers out of assets of the AIM Funds in order to induce the brokers to aggressively push the AIM Funds over other mutual funds, a practice referred to by plaintiffs as making "shelf space arrangements" (Cplt. ¶¶ 66 et seq.). The Fund assets referred to by plaintiffs were brokerage commissions on securities transactions in the Funds' portfolios (referred to as "directed brokerage"),[5] and distribution fees paid pursuant to SEC Rule 12b-1 for selling Fund shares and servicing the accounts of the shareholders.[6]

Plaintiffs contend (as they did in Eaton Vance and the other cited cases) that these practices violate §§ 34(b), 36(a), 36(b) and 48(a) of the Investment Company Act ("the ICA"), §§ 206 and 215 of the Investment Advisers Act (the "IAA") and duties under state law. Plaintiffs also contend that their claims under ICA §§ 34(b), 36(a), 36(b) and 48(a) and state law are individual claims, which can be asserted as class claims. However, those claims are derivative claims, not individual claims; accordingly, they cannot be class claims, and should be dismissed.

---

[5] These are the same allegations that were made in Eaton Vance. For example, in summarizing the claims, the Court there explained (380 F.Supp.2d at 226):

> The plaintiffs allege that the defendants used improper means to acquire "shelf-space" at brokerage firms. The plaintiffs allege that Eaton Vance used the assets of its mutual fund investors to pay excessive commissions to brokers to induce the brokers to market aggressively Eaton Vance mutual funds to new investors.

[6] Plaintiffs also purport to challenge so-called "revenue-sharing arrangements" (see, e.g. Cplt. ¶¶ 3, 68, 117). Those, however, involve payments by investment advisers or principal underwriters themselves, out of their own assets, not payments by the mutual funds. The SEC has recognized that such revenue sharing arrangements are permissible and legal. See SEC Release No. IC-26356, 2004 SEC LEXIS 418 at **5, 21 and 28-30 (February 24, 2004).

POINT I –
THE §§ 34(b), 36(a) AND 48(a) CLAIMS (COUNTS I, II AND IV) MUST BE DISMISSED SINCE THERE IS NO EXPRESS OR IMPLIED PRIVATE RIGHT OF ACTION UNDER ANY OF THOSE SECTIONS

Plaintiffs incorrectly contend that implied private rights of action exist under ICA §§ 34(b), 36(a) and 48(a).

A. the Supreme Court test of an implied private right of action

In the past five years, the Supreme Court has radically altered the test for an implied private right of action. In the landmark case of Alexander v. Sandoval, 532 U.S. 275, 286-89 (2001), the Supreme Court held that there is no implied private right of action for damages under a statute unless the text and structure of the statute contain clear and unambiguous evidence that Congress intended that one exist. Specifically, a private right of action will be implied only if the text of the statute says that a specifically identified person or group of persons is both to be benefited and also to have a right and remedy under the statute, as opposed to the statute's merely prohibiting conduct or directing governmental action to redress it. 536 U.S. at 289. Accord: Gonzaga Univ. v. Doe, 536 U.S. 273, 283-86 (2002). See also: Exxon Mobil Corp. v. Allapattah Services, Inc., ____ U.S. ____, 162 L. Ed. 2d 502, 526 (2005); In re Merrill Lynch & Co. Research Reports Sec. Litig., 272 F.Supp.2d 243, 256-58 (S.D.N.Y. 2003) ("the Supreme Court has unambiguously 'retreated from [its] previous willingness to imply a cause of action where Congress has not provided one'").

Where (as here) the language of the statute is clear (and does not contain the requisite "rights-creating language"), the text is dispositive that there is no private right of action. Sandoval, 532 U.S. at 286-87, 288 n.7 (the court's inquiry "begins with the text and structure of the statute ... and ends once it has become clear that Congress did not provide a cause of action").

B. as to § 34(b)

Since Sandoval and Gonzaga, the Courts have uniformly concluded that there is no such right under ICA § 34(b), since §34(b) does not contain "rights-creating" language. As explained in Eaton Vance, 380 F.Supp.2d at 232:

> The absence of rights-creating language, the existence of an alternative method of enforcement [through the SEC], and the existence of an explicit private right of action for another provision of the statute [i.e. § 36(b)] creates the strong presumption that Congress did not intend to create private rights of action under §§ 34(b), 36(a), or 48(a).

Accord: Franklin, 388 F.Supp.2d at 465-67; Davis, 2005 U.S. Dist. LEXIS 23203 at *9; Lord Abbett, 385 F.Supp.2d at 486-87; Stegall v. Ladner, 2005 U.S. Dist. LEXIS 24453 (D.Mass. Oct. 14, 2005); Merrill Lynch, 272 F.Supp.2d at 257-59; In re Van Wagoner Funds, Inc. Sec. Litig., 2004 U.S. Dist. LEXIS 24868 at **38-40 (N.D. Cal. July 27, 2004); White v. Heartland High Yield Mun. Bond Fund, 237 F.Supp.2d 982, 987 (E.D. Wis. 2002); Dorchester Investors v. Peak Int'l Ltd., 134 F.Supp.2d 569, 581 (S.D.N.Y. 2001).[7]

Further, support for that conclusion is found, as those courts have noted, by the inclusion of an express private right of action in § 36(b), since that shows that when Congress wished to provide a private right of action in the ICA, it knew how to do so, and did so expressly. Eaton Vance, 380 F.Supp.2d at 231-32; Merrill Lynch, 272 F. Supp. 2d at 256-57. Accord: Sandoval, 532 U.S. at 290 ("[t]he express provision of one method of enforcing a substantive rule suggests that Congress intended to preclude others."); Olmsted v. Pruco Life Ins. Co. of New Jersey, 283 F.3d 429, 433-34 (2d Cir. 2002).

---

[7] Courts have also rejected and criticized the pre-Sandoval opinion, In re Nuveen Fund Litig., 1996 U.S. Dist. LEXIS 8071 at *25 (N.D. Ill. June 11, 1996), which had implied a right of action under § 34(b). See White, 237 F.Supp.2d at 986; Dorchester Investors, 134 F.Supp. 2d at 581.

C. as to § 36(a)

The courts addressing § 36(a) after Sandoval and Gonzaga have also held that there is no implied private right of action under § 36(a). Eaton Vance, 380 F.Supp.2d at 231-33; Franklin, 388 F.Supp.2d at 465-67; Davis, 2005 U.S. Dist. LEXIS 23203 at *9; Lord Abbett, 385 F.Supp.2d at 487-88; Stegall, 2005 U.S. Dist. LEXIS 24453 at **25-38; Hamilton v. Allen, 2005 U.S. Dist. LEXIS 23838 at **18-26 (E.D.Pa. Oct. 14, 2005); Dull v. Arch, 2005 U.S. Dist. LEXIS 14988 at **7-8 (N.D.Ill. July 27, 2005); Chamberlain v. Aberdeen Asset Mgmt., 2005 WL 195520 at **2-4 (E.D.N.Y. Jan. 21, 2005) (vacated pursuant to settlement).

The text of § 36(a) does not contain the requisite benefits or rights-creating language. Rather, § 36(a) authorizes only governmental action by the SEC, stating that "[t]he Commission is authorized to bring an action...." (emphasis supplied). Thus, § 36(a) does not authorize a private action. Eaton Vance, 380 F.Supp.2d at 232.[8] Indeed, by providing for enforcement of § 36(a) by the SEC, not private parties, the statute itself shows that a private right of action is not intended. Id. Accord: Sandoval, 532 U.S. at 290; Olmsted, 283 F.3d at 435; In re Mastercard Int'l, Inc., 2003 U.S. Dist. LEXIS 13534 at **12-13 (E.D.La. July 30, 2005); TWU Local 555 v. Southwest Airlines Co., 2002 U.S. Dist. LEXIS 18619 at **6-9 (N.D.Tex. Oct. 1, 2002).[9]

[8] Section 36(a)'s sole mention of "investors" authorizes the Court to give "due regard to the protection of investors" in formulating relief in actions by the SEC, but does not create an implied right of action. Gonzaga, 536 U.S. at 283-84 ("it is rights, not the broader or vaguer 'benefits' or 'interests', that may be enforced. . . ."); Massachusetts v. Mylan Labs, Inc., 357 F.Supp.2d 314, 325-26 (D.Mass. 2005) (same); Northern Nat. Gas Co. v. Munns, 254 F.Supp.2d 1103, 1118 (S.D. Iowa 2003), aff'd, 377 F.3d 817 (8th Cir. 2004) ("'the question is not simply who would benefit from [a federal statute], but whether Congress intended to confer federal rights upon those beneficiaries'").

[9] The pre-Sandoval opinions which had allowed private actions under § 36(a) are no longer good law, since, as recognized in Eaton Vance, 380 F.Supp.2d at 233, those decisions did not apply the Sandoval/Gonzaga test (i.e. the requirement for "rights-creating" language). Rather, those decisions are premised on other factors that are no longer proper bases for an implied right of action.

D. as to § 48(a)

For the same reasons discussed above as to §§ 34(b) and 36(a), there is also no private right of action to be implied under § 48(a). Eaton Vance, 380 F.Supp.2d at 231-33.[10]

POINT II –
THE §§ 34(b), 36(a), 48(a) AND THE STATE LAW CLAIMS (COUNTS I, II AND IV-VIII) ARE ALL DERIVATIVE IN NATURE, AND SINCE PLAINTIFFS HAVE FAILED TO SATISFY THE DEMAND RULE, THE CLAIMS MUST BE DISMISSED[11]

A. the derivative nature of all claims

Plaintiffs' claims (if legally cognizable) are derivative claims, not individual claims. This is so because the allegations of wrongdoing in the Complaint allege injury to the AIM Funds and seek recovery for the AIM Funds of moneys paid by the AIM Funds (see Addenda hereto and allegations of the misuse of Fund assets in Cplt. paras. 67, 91, 108, 128, 145, etc.).[12]

Under Delaware law, which controls here,[13] a claim asserting the misuse of a mutual fund's assets is a claim for the fund itself. A shareholder has no individual claim for such a harm done to the fund (e.g. to recover moneys improperly taken out of the fund), but rather can assert such a claim (if at all) only as a derivative claim. As explained in Tooley v. Donaldson, Lufkin & Jenrette, Inc., 845 A.2d 1031, 1035 (Del. 2004):

> The analysis must be based solely on the following questions: Who suffered the alleged harm—the corporation or the suing stockholder

[10] Liability under § 48(a) is predicated upon a violation of another ICA section. Here, since the asserted bases for primary liability (i.e. §§ 34(b), 36(a) and 36(b)) should be dismissed, the § 48(a) claim must also be dismissed. Franklin, 388 F.Supp.2d at 469. In addition, allowing control person liability as to § 36(b) would impermissibly nullify § 36(b)(3)'s express limitation of liability to the recipients of the payments at issue.

[11] The § 36(b) claim is also derivative, but demand is not required and that claim is further dealt with in Point III.

[12] The issue here concerns plaintiffs' ICA and state law claims. Plaintiffs acknowledge that their claim under IAA § 206 is derivative; we agree.

[13] The law of the Funds' state of incorporation determines whether a claim is direct or derivative. Kamen v. Kemper Fin. Services, 500 U.S. 90, 97-99 (1991). The Funds in this case are all Delaware funds.

> individually—and who would receive the benefit of the recovery or other remedy.

and (at 1039):

> The proper analysis has been and should remain that ... a court should look to the nature of the wrong and to whom the relief should go. The stockholder's claimed direct injury must be independent of any alleged injury to the corporation. The stockholder must demonstrate that the duty breached was owed to the stockholder and that he or she can prevail without showing an injury to the corporation.

Accord: Smith v. Waste Management Inc., 407 F.3d 381, 384 (5th Cir. 2005) (Del. law); Hogan v. Baker, 2005 U.S. Dist. LEXIS 16888 at **6-15 (N.D. Tex. Aug. 12, 2005) (claims by shareholders of AIM Funds, including Funds in this action, must be derivative under Delaware law where they seek recovery of Fund assets and where the only injury to an investor is the indirect harm which results from the diminution in the value of his or her shares); In re J.P. Morgan Chase & Co. Shareholder Litig., 2005 Del. Ch. LEXIS 51 at **19-24 (Del.Ch. Apr. 29, 2005).

Courts have held that claims by shareholders based on the allegedly improper use of fund assets (fees and commissions) for "shelf-arrangements" are derivative, not individual. Franklin, 388 F.Supp.2d at 463-64; Davis, 2005 U.S. Dist. LEXIS 23203 at **15-16 ("claims arising from improper fees paid by the funds ... must be brought derivatively ...").

The Complaint itself confirms that any injury which allegedly resulted from the alleged wrongdoing was suffered directly by the Funds since the contested commissions, fees, etc. were paid by the Funds out of the Funds' assets. Other documents filed with the SEC and referred to in the Complaint further establish that this is the case.

1. ***as to advisory fees*** — In their prayer for relief (item D at p. 101), plaintiffs request the "recovery of all fees paid to the Investment Adviser Defendants" on behalf of the Funds. The

Statements of Additional Information ("SAI") for the Funds in which plaintiffs owned or own shares (referenced in Cplt. ¶¶ 161 and 166) make clear that the Funds, not the shareholders, paid those fees. For example, the SAI states (see Addendum A[14] hereto):

> Pursuant to its advisory agreement with the Trust, AIM receives a monthly fee from each Fund calculated at the following annual rates, based on the average daily net assets of each Fund during the year. (emphasis added)

and (at App. E thereof):

> For the last three fiscal years ended October 31, the management fees payable by each Fund, the amounts waived by AIM [Advisors, Inc.] and the net fees paid by each Fund were.... (emphasis supplied)

The financial statements for the Funds (which are contained in the SAIs) also list "advisory fees" as an expense of the Fund in its Statement of Operation, and state (in a Note entitled "Advisory Fees and Other Transactions with Affiliates"): "... the Fund pays an advisory fee to AIM at the annual rate of ...." (emphasis supplied) (Addendum A hereto). The Funds' prospectuses also state that such fees are paid "from fund assets" (see Addendum B[15] hereto); and they contain a chart explicitly showing that information (Id.). This point, i.e. that the Funds pay the fees, not the shareholders, is also obvious from the investment advisory agreements which are a matter of public record as exhibits to the Funds' registration statements filed with the SEC.

2. ***as to distribution fees*** — Pursuant to shareholder-approved plans and agreements adopted under SEC Rule 12b-1, funds pay fees for the sale of fund shares and shareholder services ("12b-1 fees"). As the SEC explained, "Rule 12b-l permits funds to use their assets to pay distribution-related costs" and "'12b-1' fees are fees paid out of fund assets..." (emphasis

[14] Addendum A is the SAI of the AIM Constellation Fund. The SAI of each of the other Funds contain the same statements with no material differences.

[15] Addendum B is the prospectus of the AIM Constellation Fund. The prospectus of each of the other Funds contain the same statements with no material differences.

supplied). SEC Release No. IC-26356, 2004 SEC LEXIS 418 at *7 (Feb. 24, 2004); SEC Release No. IC-26591, 2004 SEC LEX1S 2027 at **29 and 5 (Sept. 2, 2004).

The SAI for the AIM Funds also states that the 12b-1 fees are paid from Fund assets (see Addendum A hereto):

> The Trust has adopted distribution plans pursuant to Rule 12b-1 under the 1940 Act . . . (collectively the "Plans"). Each Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate, shown immediately below, of the Fund's average daily net assets of the applicable class. (emphasis supplied)

Charts in the AIM Fund prospectuses also state that the "Distribution and/or Service (12b-1) Fees" are paid "from fund assets" (see Addendum B hereto) (emphasis supplied).

3. ***as to brokerage commissions*** — The SAI states that the payments to brokers for executing transactions for the Funds' portfolios are made by the Funds (see Addendum A hereto)[16]:

> Brokerage commissions paid by each of the Funds during the last three fiscal years ended October 31 are found in Appendix G. (emphasis supplied)

and (see Appendix G thereof):

> Brokerage commissions paid by each of the Funds listed below during the last three fiscal years or period ended October 31, were as follows ... (emphasis supplied).

and (see Addendum A hereto):

> Directed brokerage (research services) paid by each of the Funds during the last fiscal year ended October 31, 2001 are found in Appendix H. (emphasis supplied)

and (see Appendix H thereto):

> During the last fiscal year ended October 31, 2001, each Fund allocated the following amount of transactions to broker-dealers that

[16] The SEC has likewise stated, in 2004 Releases, that "[f]und brokerage is an asset of the fund" and "[b]rokerage commissions are assets of the fund." 2004 SEC LEXIS 418 at *12 and n.17; 2004 SEC LEXIS 2027 at *5 and n.8.

> provided AIM with certain research, statistics and other information.... (emphasis supplied)

In short, the commissions and fees at issue in this action were paid by the Funds, not by any individual shareholder of the Funds.

As the Fifth Circuit held in Smith, 407 F.3d at 384-85, applying Delaware law, the fact that plaintiffs' Complaint speaks of alleged omissions and non-disclosures about the misuse of Fund assets (Cplt. ¶¶ 157-80) does not alter the fact that plaintiffs' claims are derivative:

> Applying the principles set forth in Tooley to the present case, it is clear that Smith's claims are derivative, not direct. The misrepresentations that allegedly caused Smith's losses injured not just Smith but the corporation as a whole.

and, as to applicable Delaware law (id.):

> [W]hen a corporation, through its officers, misstates its financial condition, thereby causing a decline in the company's share price when the truth is revealed, the corporation itself has been injured. Here, the harm that befell Smith -- the drop in share price caused by the untimely disclosure of unfavorable financial data -- was a harm that befell all of Waste Management's stockholders equally. Stated differently, the misconduct alleged by Smith did not injure Smith or any other shareholders directly, but instead only injured them indirectly as a result of their ownership of Waste Management shares. As such, Smith cannot prove his injury without also simultaneously proving an injury to the corporation. Accordingly, in light of Tooley, we find that Smith's claims are derivative under Delaware law. See Tooley, 845 A.2d at 1033, 1035, 1039. (emphasis supplied)

B. the demand rule

Plaintiffs admittedly did not make a pre-litigation demand on the Board of Trustees of any of the Funds, as required by Rule 23.1, Fed. R. Civ. P. and Delaware law.[17] Kamen, 500

[17] Delaware law controls as to the substantive demand requirements since the AIM Funds were organized under Delaware law. Kamen, 500 U.S. at 96-101. But, Rule 23.1, Fed. R. Civ. P., controls the pleading aspect of this issue. In re Kauffman Mutual Fund Actions, 479 F.2d 257, 263 (1st Cir.), cert. den., 414 U.S. 857 (1973); Beneville v. York, 769 A.2d 80, 82 (Del.Ch. 2000). Rule 23.1 requires that the plaintiff's complaint "allege with particularity

U.S. at 95-96 (it is a "'precondition for the suit' that the shareholder demonstrate that the corporation itself had refused to proceed after suitable demand, unless excused by extraordinary conditions"). The failure to make such a demand requires dismissal of all the claims, other than the claim under § 36(b) for which demand is not required. Eaton Vance, 380 F.Supp.2d at 239; Franklin, 388 F.Supp.2d at 471; Davis, 2005 U.S. Dist. LEXIS 23203 at *16; Hogan, 2005 U.S. Dist. LEXIS 16888, at *15.

Demand in a derivative action is necessary because the authority of the board of directors to manage the affairs of a corporation includes the authority to decide whether "to bring a law suit or refrain from litigating a claim on behalf of a corporation." Spiegel v. Buntrock, 571 A.2d 767, 773 (Del. 1990). See also Daily Income Fund v. Fox, 464 U.S. 523, 530 (1984) ("the decision to initiate litigation ... should be made by the board of directors"). Indeed, the "directors are entitled to a presumption that they were faithful to their fiduciary duties." Beam v. Stewart, 845 A.2d 1040, 1048, 1050 (Del. 2004).

The only circumstance in which a failure to make a demand is excused is where the plaintiff shows that a demand would have been futile because the directors were disabled from deciding whether such an action should proceed on behalf of the corporation. Aronson v. Lewis, 473 A.2d 805, 817 (Del. 1984). But, to establish that a demand would be futile, a plaintiff must show "with particularity" why the directors could not make an informed and independent decision as to whether such a claim should be asserted for the corporation. That requires a showing, with particularized facts, that directors were not disinterested and were dominated by the alleged wrongdoers. In re UJB Fin. Corp. Shareholder Litig., 1991 U.S. Dist. LEXIS 20710 at **19-20 (D.N.J. Jan. 22, 1991), aff'd in part and rev'd in part o.g., 964 F.2d 272 (3d Cir.),

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the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors ... and the reasons for the plaintiff's failure to obtain the action or for not making the effort."

cert. den., 506 U.S. 934 (1992) (Rule 23.1 requires pleading of "particularized facts to back up the assertions" of futility); Geer v. Cox, 242 F.Supp.2d 1009, 1019 (D.Kan. 2003); Grossman v. Johnson, 89 F.R.D. 656, 659 (D.Mass. 1981), aff'd, 674 F.2d 115 (1st Cir.), cert. den., 459 U.S. 838 (1982); Atkins v. Tony Lama Co., Inc., 624 F. Supp. 250, 255-56 (S.D.Ind. 1985); Kaufman v. Safeguard Scientifics, Inc., 587 F.Supp. 486, 489 (E.D.Pa. 1984) (Rule 23.1 requires "meticulous specification" of the facts). Plaintiffs have failed to provide any such particulars here, and that failure requires dismissal of their claims.

The Funds at issue here are Delaware statutory trusts. Under the Delaware Statutory Trusts Act, 12 Del. C. § 3801(h):

> "Independent trustee" means ... any trustee who is not an "interested person" ... An independent trustee as defined hereunder shall be deemed to be independent and disinterested for all purposes. For purposes of this definition, the terms "affiliated person" and "interested person" have the meanings set forth in the 1940 Act [i.e. the ICA] or any rule adopted thereunder. (emphasis supplied)

Thus, a trustee of a mutual fund is independent and disinterested unless he falls within the definition of "interested person" in ICA § 2(a)(19), 15 U.S.C. § 80a-2(a)(19). The non-management trustees (i.e. all but Messrs. Graham and Williamson) do not fall within any of the categories of that definition. Eaton Vance, 380 F.Supp.2d at 239. Accord: In re ING Principal Prot. Funds Deriv. Litig., 369 F.Supp.2d 163, 171 (D.Mass. 2005) (holding, under a statute virtually identical to the Delaware statute, that the kind of allegations made at bar do not render the trustees "interested" so as to excuse demand).

Conclusory allegations that trustees permitted, disregarded or even participated in the challenged transactions (such as those in Cplt., ¶ 203(b)-(e)) do not transform a mutual fund trustee into an "interested person", since such allegations do not necessarily show that the trustee was dominated by the investment advisor. Migdal v. Price-Fleming Int'l, Inc., 248 F.3d 321,

329-31 (4th Cir. 2001); Verkouteren v. Blackrock Fin. Mgmt., 37 F.Supp.2d 256, 258-61 (S.D.N.Y. 1999), aff'd, 208 F.3d 204 (2d Cir. 2000); Krantz v. Fidelity Mgmt. & Research Co., 98 F.Supp.2d 150, 156-57 (D.Mass. 2000) (directors' alleged permission of challenged "soft-dollar" payments did not make directors "interested persons' under the ICA). See also: Eaton Vance, 380 F.Supp.2d at 240 ("the threat of personal liability for approving a transaction ... is insufficient to demonstrate that a board is interested for purposes of excusing the demand requirement").[18]

The allegation that the trustees were appointed by the Funds' adviser (Cplt., ¶ 203(a)), even if true (which it is not), also does not make them "interested persons", and thus does not obviate the requirement of demand. Eaton Vance, 380 F.Supp.2d at 240 ("[t]he fact that a defendant appointed a board member is insufficient to establish that the board member is interested, even if the position provides the board member with compensation"); Verkouteren, 37 F.Supp.2d at 260 (that "merely states a fact common to all funds which has not been deemed problematic by the bodies regulating the industry"). Accord: Aronson, 473 A.2d at 816 (same under Delaware law); Andreae v. Andreae, 1992 Del. Ch. LEXIS 44 at **13-14 (Del. Ch. Mar. 3, revised Mar. 5, 1992) (Delaware courts have "consistently rejected" the argument that a director lacks independence from the person who nominated or appointed him as a director).

Likewise, the fact that the trustees received compensation, even substantial compensation, for their service on the Funds' boards (see Cplt. ¶ 203(a) and (g)) does not obviate the requirement of demand. Eaton Vance, 380 F.Supp.2d at 240; Krantz v. Prudential Investments Fund Mgmt., 305 F.3d 140, 143-44 (3d Cir. 2002), cert. den., 537 U.S. 1113 (2003);

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[18] Delaware common law also so holds. Spector v. Sidhu, 2004 U.S. Dist. LEXIS 876 at **9-15 (N.D.Tex. Jan. 26, 2004) (demand required even though plaintiffs alleged that directors had approved the allegedly false financial reports and had received credible evidence about the alleged wrongdoing); In re Baxter Int'l, Inc. Shareholders Litig., 654 A.2d 1268, 1270 (Del.Ch. 1995); Mieuli v. DeBartolo, 2001 WL 777447 at *12 (N.D.Cal. Jan. 16, 2001).

Migdal, 248 F.3d at 329-31; Verkouteren, 37 F.Supp.2d at 259-61; Krantz, 98 F.Supp.2d at 157 (rejecting contention that overlapping service on 237 boards with compensation up to $273,500 rendered directors "interested"). Accord: Goodwin v. Live Entertainment, Inc., 1999 Del. Ch. LEXIS 5 at **73-74 (Del. Ch. Jan. 22, 1999), aff'd, 741 A.2d 16 (Del. 1999) (officer/directors' long-term employment contracts are merely "evidence of economic security that undercuts mere rhetoric about their impending motives").

The supposed fear of trustees that they will lose their posts as trustees if they act against the alleged wrongdoing (Cplt. ¶ 203 (f) and (h)) also does not excuse demand. Eaton Vance, 380 F.Supp.2d at 239-40; Verkouteren, 37 F.Supp.2d at 259-60; In re UJB, 1991 U.S. Dist. LEXIS 20710 at **19-20; Grobow v. Perot, 526 A.2d 914, 922-23 (Del.Ch. 1987), aff'd, 539 A.2d 180 (Del. 1988). See also Green v. Phillips, 1996 Del. Ch. LEXIS 76 at **13-15 (Del.Ch. June 19, 1996). Neither does the allegation that they would have to sue themselves (Cplt. ¶ 203(i)). Aronson, 473 A.2d at 818; Eaton Vance, 380 F.Supp.2d at 240. The failure of plaintiffs to make demand is therefore fatal to all of their claims, other than the § 36(b) claim.

POINT III – THE § 36(b) CLAIM (COUNT III) IS DERIVATIVE, NOT INDIVIDUAL, AND CANNOT BE THE BASIS OF A CLASS ACTION

In the 35 years that § 36(b) has been law, there has never once been a class action certified. For good reason: the claim is derivative.

Section 36(b), by its express terms, permits a shareholder to bring an action for alleged violation of § 36(b) only "on behalf of" the mutual fund in which the shareholder owns shares; and the claim it allows is to achieve a recovery for the fund. Thus, § 36(b) provides for a derivative claim, not an individual claim. Franklin, 388 F.Supp.2d at 468, dismissing the same type of purported individual class claim alleged by plaintiffs here, since:

> [T]he Court concludes that shareholders do not have a primary or direct right of action under § 36(b) of the ICA. . . In *Daily Income Fund, Inc.* v. *Fox*, 464 U.S. 523 (1984), the Supreme Court addressed the "on behalf of" language, stating unequivocally that § 36(b) confers only a derivative right....
>
> To the extent that *Fox* distinguished a derivative claim under § 36(b) from a typical derivative claim, the Court did so to explain why Fed. R. Civ. P. 23.1 is inapplicable to § 36(b) actions. Thus, given the plain language of § 36(b) and the Supreme Court's elucidation of that provision in *Fox*, only derivative claims may be maintained under § 36(b). (emphasis supplied)

Accord: Eaton Vance, 2005 U.S. Dist. LEXIS 32094 at **28-29 (same); Lord Abbett, 385 F.Supp.2d at 488 (the plaintiffs "may not maintain [a § 36(b) claim] as a class action claim, given the derivative nature of the claim"). See also: Burks v. Lasker, 441 U.S. 471, 484 (1979); Olmsted, 283 F.3d at 433. This is, of course, consistent with the general rule as to when a claim is derivative, as opposed to individual, detailed above (pp. 6-10, supra).[19] Accordingly, plaintiffs' § 36(b) claim should be dismissed.

* * *

Finally, even if the § 36(b) claim is not derivative, it would have to be dismissed as legally insufficient for the reasons this Court rejected the Complaint in Berdat in August 2005:

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[19] As explained in Franklin, 388 F.Supp.2d at 468, n.12:

> The Supreme Court's decision Kamen v. Kemper Financial Services, 500 U.S. 90 (1991) does not change this conclusion. In dicta, the Court, relying on Fox, imprecisely stated that "a shareholder action 'on behalf of' the company under § 36(b) is direct rather than derivative and can therefore be maintained without *any* precomplaint demand on the directors." 500 U.S. at 108 (emphasis in original). However, neither Kamen nor Fox, the authority relied on for that statement, stand for the broad proposition that an action under § 36(b) is direct, in every sense of the word. Indeed, if that statement is examined in its context, the very next sentence clarifies that "[u]nder these circumstances, it can hardly be maintained that a shareholder's exercise of his state-created prerogative to initiate a *derivative suit* without the consent of the directors frustrates the broader policy objectives of the ICA." Kamen, 500 U.S. at 108 (emphasis added). Thus, the statement appears to state no more than the incontestable proposition that a shareholder may bring a derivative claim under § 36(b) directly, meaning without making a precomplaint demand pursuant to Rule 23.1. However, that suit remains a derivative action brought on behalf of the company.

"each tub on its own bottom." Rather than burdening the Court by fully briefing that argument here, we will seek leave to supplement our motion if the Court is not inclined to dismiss on the basis that the § 36(b) claim is derivative, not individual.

POINT IV – THE STATE LAW CLAIMS (COUNTS VI-VIII) MUST BE DISMISSED UNDER PRINCIPLES OF SUPPLEMENTAL JURISDICTION AND PREEMPTION

A. the Court should decline to exercise supplemental jurisdiction

If the federal claims are dismissed, the Court should decline to exercise supplemental jurisdiction over the state law claims. See 28 U.S.C. § 1367(c)(3); Engstrom v. First Nat'l Bank of Eagle Lake, 47 F.3d 1459, 1465 (5th Cir.), cert. den., 516 U.S. 818 (1995); Parker & Parsley Petroleum Co. v. Dresser Indus., 972 F.2d 580, 585 (5th Cir. 1992); Summit Properties, Inc. v. Hoechst-Celanese Corp., 125 F.Supp.2d 205, 208 (S.D.Tex. 1999).

B. in any event, the state law claims are preempted by SLUSA

SLUSA, 15 U.S.C. § 77p and § 78bb(f), preempt plaintiffs' state law claims (Counts VI-VIII).[20] Given the broad application intended for SLUSA by Congress, SLUSA requires dismissal of state law claims when "(1) the suit is a 'covered class action,' (2) the plaintiffs' claims are based on state law, (3) one or more 'covered securities' has been purchased or sold, and (4) the defendant misrepresented or omitted a material fact [or used or employed any manipulative or deceptive device or contrivance] 'in connection with the purchase or sale of such security." G.F. Thomas Investments, L.P. v. Cleco Corp., 317 F.Supp.2d 673, 679 (W.D.La.

[20] Counts VI through VIII fail as a matter of law because those claims are derivative in nature and plaintiffs have failed to satisfy the "demand rule". See Point II above. However, if the Court rules otherwise, SLUSA nevertheless bars those state law claims.

2004), aff'd, 123 Fed. Appx. 155 (5th Cir. 2005); In re Alger, Columbia, Janus, MFS, One Group, and Putnam Mutual Fund Litig., 320 F.Supp.2d 352, 354 (D.Md. 2004).[21]

This action meets all of the criteria for SLUSA pre-emption. This action is a "covered class action" since it involves more than 50 shareholders (15 U.S.C. §78bb(f)(5)(B)); and a "covered security" (i.e. shares of a mutual fund) is involved in the claims. Alger, 320 F. Supp. 2d at 354. Further, defendants are alleged to have omitted material facts "in connection with" the purchases of covered securities. As the Court in Lord Abbett, 385 F.Supp.2d at 484, held:

> The gravamen of Plaintiffs' Complaint in this case is that Lord Abbett made improper, undisclosed, and excessive payments to brokers to induce them to aggressively market the Funds, which practices caused Fund shareholders to suffer a decline in net asset value per share despite also causing overall Fund growth (which growth, coincidently, boosted Lort Abbett's management fees). For this scheme to work and cause harm to Plaintiffs, however, new investors must purchase shares of the Fund. This scheme, therefore, like the scheme in *Rowinski*, necessarily "coincides" with the purchase or sale of securities.

See also Rowinski, 398 F.3d at 302.

Under these circumstances, even though the putative class includes "holders" of fund shares, SLUSA preempts the state law claims. Kircher v. Putnam Funds Trust, 403 F.3d 478,

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[21] As explained by the Fifth Circuit in Miller v. Nationwide Life Ins. Co., 391 F.3d 698, 702 (5th Cir. 2004), SLUSA applies "if the complaint alleges ... an untrue statement or omission," regardless of the label given to the claim by the plaintiff (at p.702):

> [Plaintiff] Miller, however, contends that 15 U.S.C. § 77p(b)(1) does not mandate dismissal of his state law claim because, regardless of the specific allegations it contains, he has styled it a claim for "breach of contract". We do not agree. The interpretation of SLUSA that Miller proposes would circumvent both the plain meaning of the statutory text and Congress' clearly expressed purpose in enacting it. SLUSA prevents a securities class action from proceeding on the basis of state law if the complaint "alleges ... an untrue statement or omission." 15 U.S.C. § 77p(b)(1). The issue of preemption thus hinges on the content of the allegations – not on the label affixed to the cause of action.

Accord: Rowinski v. Salomon Smith Barney Inc., 398 F.3d 294, 300 (3d Cir. 2005); Dudek v. Prudential Secs., Inc., 295 F.3d 875, 879 (8th Cir. 2002); Green v. Ameritrade, Inc., 279 F.3d 590, 596 (8th Cir. 2002); Dacey v. Morgan Stanley Dean Witter & Co., 263 F.Supp.2d 706, 710 (S.D.N.Y. 2003).

484 (7th Cir. 2005); Rowinski, 398 F.3d at 300; Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 395 F.3d 25, 47 (2d Cir. 2005), cert. granted, ___ U.S. ____ (2005); Prof'l Mgmt. Assocs. Employees' Profit Sharing Plan v. KPMG LLP, 335 F.3d 800, 802-03 (8th Cir. 2003), cert. den., 540 U.S. 1162 (2004); Eaton Vance, 380 F.Supp.2d at 241-42; Alger, 320 F.Supp.2d at 354 (same).[22]

POINT V --
IN ANY AND ALL EVENTS, PLAINTIFFS LACK STANDING TO SUE ON BEHALF OF ANY FUNDS IN WHICH THEY DO NOT OWN SHARES

If, contrary to our arguments in Points I – IV, any part of this case survives, then, in any event, plaintiffs have standing to sue only on behalf of those Funds in which they own shares and owned shares at the time of the alleged wrongdoing — namely, only nine of the 94 funds for whom they purport to sue. Kauffman v. Dreyfus Fund, 434 F.2d 727, 734-37 (3rd Cir. 1970), cert. den., 401 U.S. 974 (1971); Lewis v. Anderson, 477 A.2d 1040, 1049 (Del. 1984); Kramer v. Western Pac. Indus., Inc., 546 A.2d 348, 354 (Del. 1988); Williams v. Bank One Corp., 2003 WL 22964376 at *1 (N.D.Ill. Dec. 15, 2003); Stegall, 2005 U.S. Dist. LEXIS 24453 at **8-10.

As explained in Kauffman, 434 F.2d at 735-36, dismissing an action under the ICA by a plaintiff who sought to sue on behalf of mutual funds in which he did not own shares:

> [Plaintiff] has not complied with . . . [the] unambiguous requirement — amounting to a legal principle — that one who does not own shares in a corporation is not qualified to bring a derivative action in his behalf.

The Court of Appeals there further explained (at 735-36):

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[22] SLUSA bars the claims even though they are for aiding and abetting or breach of state law duties and the elements of such claims differ from those of the federal claims. Miller, 391 F.3d at 702; Prager v. Knight/Trimark Group, Inc., 124 F.Supp.2d 230, 235 (D.N.J. 2000); Rowinski, 398 F.3d 296 and at 303; Prof'l Mgmt. Assocs. Employees' Profit Sharing Plan, 335 F.3d at 802. That is particularly so since the state law claims incorporate the express allegations in the federal claims, including the alleged omissions (see, e.g., Cplt. ¶¶ 248, 253, 257). In re Enron Corp. Sec. Derivative & ERISA Litig., 284 F.Supp.2d 511, 638-39 (S.D.Tex. 2003).

> The timber of sound reason forms the conceptual underpinning of the rule requiring stock ownership in a corporation as the prerequisite for bringing a derivative action in its behalf. Only by virtue of the shareholder's interest, which has been described as "a proprietary interest in the corporate enterprise which is subject to injury through breaches of trust or duty on the part of the directors"... does equity permit him "to step into the corporation shoes and seek in its right the restitution he could not demand in his own." Standing is justified only by this proprietary interest created by the stockholder relationship and the possible indirect benefits the nominal plaintiff may acquire *qua* stockholder of the corporation which is the real party in interest. Without this relationship, there can be no standing, "no right in himself to prosecute this suit" [citations and footnotes omitted]. (emphasis supplied).

Accord: Williams, 2003 WL 22964376 at *1, rejecting an effort by a shareholder in two series of funds in a business trust to sue derivatively on behalf of all of the funds in the trust:

> What controls ... is the total separateness of the beneficial interest in the funds, with Williams being a shareholder in only two of them.... [A]s for the other One Group Funds, any notion of Williams being able to bootstrap upstream to the business trust and thence downstream to the other separate funds clearly has nothing at all to commend it.

This is a matter of constitutional law. Article III of the Constitution prohibits a plaintiff from suing derivatively on behalf of funds in which he is not a shareholder. Gollust v. Mendell, 501 U.S. 115, 125-26 (1991) ("'Art. III's requirement remains: the plaintiff still must allege a distinct and palpable injury to himself'... the plaintiff must maintain a 'personal stake' in the outcome of the litigation throughout its course"). Accord: Kauffman, 434 F.2d at 736.[23]

Plaintiffs' lack of standing is not cured by their denominating their action a "class action", or contending that the other Funds in the AIM complex suffered the same kind of injury as the Funds in which plaintiffs own shares. See Kauffman, 434 F.2d at 735-37, dismissing the same kind of argument (made there for a "class derivative action"):

[23] A plaintiff lacks a "personal stake" in any Fund in which he does not hold an interest. A recovery here would go to one or more of the nine Funds, not plaintiffs or any other fund.

> The fatal defect in this "champion of the industry" approach is that it seeks to equate a corporation's primary right of action with a shareholder's secondary right to bring a derivative action ... But the fund is not the plaintiff in the case at bar, and the only right the individual derivative plaintiff possesses is a secondary one — a right which not only defines his standing to sue but also limits the extent of the possible recovery, i.e., the damage sustained by the corporation in which he is a shareholder ... There may be injuries to the other corporations, but because appellee does not possess the stockholder relationship to them and the proprietary interest which accompanies this relationship, he may not qualify as their representative in a class action.

Accord: Lewis v. Casey, 518 U.S. 343, 357 (1996) ("[t]hat a suit may be a class action ... adds nothing to the question of standing, for even named plaintiffs who represent a class must allege and show that they personally have been injured, not that injury has been suffered by other, unidentified members of the class to which they belong and which they purport to represent").

CONCLUSION

The Second Consolidated Amended Complaint should be dismissed, with prejudice, as was done in Eaton Vance.

Dated: December 15, 2005

Respectfully submitted,

POLLACK & KAMINSKY

by: s/ Daniel A. Pollack
Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax: (212) 575-6560

MAYER, BROWN, ROWE & MAW LLP

by: s/ Charles Kelley
Charles Kelley, Esq.
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax: (713) 632-1834

GIBBS & BRUNS, LLP

by: s/ Michael K. Oldham
Michael K. Oldham, Esq.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax: (713) 750-0903

Attorneys for Defendants
A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., INVESCO Distributors, Inc., Robert H. Graham and Mark H. Williamson

- and -

NICKENS KEETON LAWLESS FARRELL & FLACK LLP

by: s/ Paul D. Flack
Paul D. Flack, Esq.
600 Travis, Suite 7500
Houston, Texas 77002
Tel. (713) 571-9191
Fax: (713) 571-9652

Attorneys for Defendants
Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth H. Quigley, Louis Sklar, Fred Deering, Victor Andrews, Bob Baker, Lawrence Budner, James Bunch, Gerald Lewis, John McIntyre and Larry Soll

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM **BOYCE**, individually and on behalf of all others similarly situated,	:	Civil Action No. 04cv2587 (Consolidated)
Plaintiff,	:	Judge Keith P. Ellison
vs.	:	
A I M MANAGEMENT GROUP, INC., et al.,	:	
Defendants.	:	

ADDENDUM VOLUME TO DEFENDANTS' MOTION TO DISMISS AND MEMORANDUM OF LAW

POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700

MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634

GIBBS & BRUNS, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268

Attorneys for Defendants A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., INVESCO Distributors, Inc., Robert H. Graham and Mark H. Williamson

- and -

NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002
Tel. (713) 571-9191

Attorneys for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth H. Quigley Louis Sklar, Fred Deering, Victor Andrews, Bob Baker, Lawrence Budner, James Bunch, Gerald Lewis, John McIntyre and Larry Soll

STATEMENT OF ADDITIONAL INFORMATION

AIM EQUITY FUNDS
11 Greenway Plaza
Suite 100
Houston, Texas 77046-1173
(713) 626-1919

This Statement of Additional Information relates to the Class A, Class B, Class C and Class R shares of each portfolio (each a "Fund," collectively the "Funds") of AIM Equity Funds listed below. This Statement of Additional Information is not a Prospectus, and it should be read in conjunction with the Prospectuses for the Class A, Class B, Class C and Class R shares, as applicable, of the Funds listed below. You may obtain a copy of any Prospectus for any Fund listed below from an authorized dealer or by writing to:

A I M Fund Services, Inc.
P.O. Box 4739
Houston, Texas 77210-4739
or by calling (800) 347-4246

This Statement of Additional Information, dated August 30, 2002, relates to the Class A, Class B and Class C shares of the following Prospectuses:

FUND	DATED
AIM Basic Value II Fund	August 30, 2002
AIM Core Strategies Fund	March 1, 2002
AIM Dent Demographic Trends Fund	March 1, 2002
AIM Emerging Growth Fund	March 1, 2002
AIM Large Cap Core Equity Fund	March 1, 2002
AIM U.S. Growth Fund	August 30, 2002

This Statement of Additional Information dated August 30, 2002, relates to the Class A, Class B, Class C and Class R shares of the following Prospectuses:

FUND	DATED
AIM Aggressive Growth Fund	June 3, 2002
AIM Blue Chip Fund	June 3, 2002
AIM Capital Development Fund	June 3, 2002
AIM Charter Fund	June 3, 2002
AIM Constellation Fund	June 3, 2002
AIM Large Cap Basic Value Fund	June 3, 2002
AIM Large Cap Growth Fund	June 3, 2002
AIM Mid Cap Growth Fund	June 3, 2002
AIM Weingarten Fund	June 3, 2002

and Redemption of Shares - Purchases of Class A Shares and AIM Cash Reserve Shares of AIM Money Market Fund - Purchases of Class A Shares at Net Asset Value."

Codes of Ethics

AIM, the Trust, A I M Distributors, Inc. ("AIM Distributors") and A I M Capital Management, Inc. (the "Sub-Advisor") have each adopted a Code of Ethics governing, as applicable, personal trading activities of all Directors/Trustees, officers of the Trust, persons who, in connection with their regular functions, play a role in the recommendation of any purchase or sale of a security by any of the Funds or obtain information pertaining to such purchase or sale, and certain other employees. The Codes of Ethics are intended to prohibit conflicts of interest with the Trust that may arise from personal trading. Personal trading, including personal trading involving securities that may be purchased or held by a Fund, is permitted by persons covered under the relevant Codes subject to certain restrictions; however those persons are generally required to pre-clear all security transactions with the Compliance Officer or his designee and to report all transactions on a regular basis.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

Information about the ownership of each class of each Fund's shares by beneficial or record owners of such Fund and by trustees and officers as a group is found in Appendix D. A shareholder who owns beneficially 25% or more of the outstanding shares of a Fund is presumed to "control" that Fund.

INVESTMENT ADVISORY AND OTHER SERVICES

Investment Advisor

AIM, the Funds' investment advisor, was organized in 1976, and along with its subsidiaries, manages or advises over 150 investment portfolios encompassing a broad range of investment objectives. AIM is a direct, wholly owned subsidiary of AIM Management, a holding company that has been engaged in the financial services business since 1976. AIM Management is an indirect, wholly owned subsidiary of AMVESCAP PLC. AMVESCAP PLC and its subsidiaries are an independent global investment management group. Certain of the directors and officers of AIM are also executive officers of the Trust and their affiliations are shown under "Management Information" herein.

As investment advisor, AIM supervises all aspects of the Funds' operations and provides investment advisory services to the Funds. AIM obtains and evaluates economic, statistical and financial information to formulate and implement investment programs for the Funds.

AIM is also responsible for furnishing to each Fund, at AIM's expense, the services of persons believes to be competent to perform all supervisory and administrative services required by each Fund, in the judgment of the trustees, to conduct their respective businesses effectively, as well as the offices, equipment and other facilities necessary for their operations. Such functions include the maintenance of each Fund's accounts and records, and the preparation of all requisite corporate documents such as tax returns and reports to the SEC and shareholders.

The Master Advisory Agreement provides that each Fund will pay or cause to be paid all expenses of such Fund not assumed by AIM, including, without limitation: brokerage commissions, taxes, legal, auditing or governmental fees, the cost of preparing share certificates, custodian, transfer and shareholder service agent costs, expenses of issue, sale, redemption, and repurchase of shares, expenses of registering and qualifying shares for sale, expenses relating to trustee and shareholder meetings, the cost of preparing and distributing reports and notices to shareholders, the fees and other expenses incurred by the Trust on behalf of each Fund in connection with membership in investment company organizations, and the cost of printing copies of prospectuses and statements of additional information distributed to the Funds' shareholders.

AIM, at its own expense, furnishes to the Trust office space and facilities. AIM furnishes to the Trust all personnel for managing the affairs of the Trust and each of its series of shares.

Pursuant to its advisory agreement with the Trust, AIM receives a monthly fee from each Fund calculated at the following annual rates, based on the average daily net assets of each Fund during the year:

Fund Name	Net Assets	Annual Rate
AIM Aggressive Growth Fund	First $150 million Amount over $150 million	0.8[illegible]% 0.[illegible]%
AIM Blue Chip Fund*	First $350 million Amount over $350 million	0.75% 0.625%
AIM Capital Development Fund	First $350 million Amount over $350 million	0.75% 0.625%
AIM Charter Fund* AIM Constellation Fund*	First $30 million Next $120 million Amount over $150 million	1.00% 0.75% 0.625%
AIM Basic Value II Fund AIM U.S. Growth Fund	First $1 billion Next $1 billion Amount over $2 billion	0.75% 0.70% 0.65%
AIM Core Strategies Fund AIM Large Cap Core Equity Fund	First $1 billion Next $1 billion Amount over $2 billion	0.75% 0.70% 0.625%
AIM Dent Demographic Trends Fund	First $2 billion Amount over $2 billion	0.85% 0.80%
AIM Emerging Growth Fund	First $1 billion Amount over $1 billion	0.85% 0.80%
AIM Large Cap Basic Value Fund	First $1 billion Next $1 billion Amount over $2 billion	0.60% 0.575% 0.55%
AIM Large Cap Growth Fund	First $1 billion Next $1 billion Amount over $2 billion	0.75% 0.7[illegible]% 0.[illegible]%
AIM Mid Cap Growth Fund	First $1 billion Amount over $1 billion	0.80% 0.75%
AIM Weingarten Fund*	First $30 million Next $320 million Amount over $350 million	1.00% 0.75% 0.625%

* See currently effective fee disclosure below.

AIM may from time to time waive or reduce its fee. Voluntary fee waivers or reductions may be rescinded at any time without further notice to investors. During periods of voluntary fee waivers or

AIM is responsible for selecting eligible foreign securities depositories; the Custodian is responsible for monitoring eligible foreign securities depositories.

Under its contract with the Trust, the Custodian maintains the portfolio securities of the Funds, administers the purchases and sales of portfolio securities, collects interest and dividends and other distributions made on the securities held in the portfolios of the Funds and performs other ministerial duties. These services do not include any supervisory function over management or provide any protection against any possible depreciation of assets.

Auditors. The Funds' independent public accountants are responsible for auditing the financial statements of the Funds. The Board of Trustees has selected Ernst & Young LLP, 1221 McKinney, Suite 2400, Houston, Texas 77010, as the independent public accountants to audit the financial statements of the Funds.

Counsel to the Trust. Legal matters for the Trust have been passed upon by Ballard Spahr Andrews & Ingersoll, LLP, 1735 Market Street, Philadelphia, Pennsylvania 19103.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Each Sub-Advisor has adopted compliance procedures that cover, among other items, brokerage allocation and other trading practices. Unless specifically noted, each Sub-Advisor's procedures do not materially differ from AIM's procedures as set forth below.

Brokerage Transactions

AIM makes decisions to buy and sell securities for each Fund, selects broker-dealers, effects the Funds' investment portfolio transactions, allocates brokerage fees in such transactions and, where applicable, negotiates commissions and spreads on transactions. AIM's primary consideration in effecting a security transaction is to obtain the most favorable execution of the order, which includes the best price on the security and a low commission rate. While AIM seeks reasonably competitive commission rates, the Funds may not pay the lowest commission or spread available. See "Brokerage Selection" below.

Some of the securities in which the Funds invest are traded in over-the-counter markets. Portfolio transactions placed in such markets may be effected at either net prices without commissions, but which include compensation to the broker-dealer in the form of a mark up or mark down, or on an agency basis, which involves the payment of negotiated brokerage commissions.

Traditionally, commission rates have not been negotiated on stock markets outside the United States. Although in recent years many overseas stock markets have adopted a system of negotiated rates, a number of markets maintain an established schedule of minimum commission rates.

Brokerage commissions paid by each of the Funds during the last three fiscal years ended October 31 are found in Appendix G.

Commissions

During the last three fiscal years ended October 31, none of the Funds paid brokerage commissions to brokers affiliated with the Funds, AIM, AIM Distributors, or any affiliates of such entities.

The Funds may engage in certain principal and agency transactions with banks and their affiliates that own 5% or more of the outstanding voting securities of an AIM Fund, provided the conditions of an exemptive order received by the AIM Funds from the SEC are met. In addition, a Fund may purchase or sell a security from or to another AIM Fund or account (and may invest in Affiliated Money Market Funds) provided the Funds follow procedures adopted by the Boards of Directors/Trustees of the various execution. AIM will not use a specific formula in connection with any of these considerations to determine the target levels.

Directed Brokerage (Research Services)

Directed brokerage (research services) paid by each of the Funds during the last fiscal year ended October 31, 2001 are found in Appendix H.

Regular Brokers or Dealers

Information concerning the Funds' acquisition of securities of their regular brokers or dealers during the last fiscal year ended October 31, 2001 is found in Appendix H.

Allocation of Portfolio Transactions

AIM and its affiliates manage numerous other investment accounts. Some of these accounts may have investment objectives similar to the Funds. Occasionally, identical securities will be appropriate for investment by one of the Funds and by another Fund or one or more of these investment accounts. However, the position of each account in the same securities and the length of time that each account may hold its investment in the same securities may vary. The timing and amount of purchase by each account will also be determined by its cash position. If the purchase or sale of securities is consistent with the investment policies of the Fund(s) and one or more of these accounts, and is considered at or about the same time, AIM will fairly allocate transactions in such securities among the Fund(s) and these accounts. AIM may combine such transactions, in accordance with applicable laws and regulations, to obtain the most favorable execution. Simultaneous transactions could, however, adversely affect a Fund's ability to obtain or dispose of the full amount of a security which it seeks to purchase or sell.

Sometimes the procedure for allocating portfolio transactions among the various investment accounts advised by AIM results in transactions which could have an adverse effect on the price or amount of securities available to a Fund. In making such allocations, AIM considers the investment objectives and policies of its advisory clients, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held, and the judgments of the persons responsible for recommending the investment. This procedure would apply to transactions in both equity and fixed income securities.

Allocation of Equity Offering Transactions

From time to time, certain of the AIM Funds or other accounts managed by AIM may become interested in participating in equity security distributions that are available in an equity "offering", which AIM defines as an IPO, a secondary (follow-on offering), a private placement, a direct placement or a PIPE (private investment in public equity) and occasions may arise when purchases of such securities by one AIM Fund or account may also be considered for purchase by one or more other AIM Funds or accounts. In such cases, it shall be AIM's practice to specifically combine or otherwise bunch indications of interest for offerings for all AIM Funds and accounts participating in purchase transactions for that offering, and to allocate such transactions in accordance with the following procedures:

AIM will determine the eligibility of each AIM Fund and account that seeks to participate in a particular offering by reviewing a number of factors, including suitability of the investment with the AIM Fund's or account's investment objective, policies and strategies, the liquidity of the AIM Fund or account if such investment is purchased, and whether the portfolio manager intends to hold the security as a long-term investment. The allocation of limited supply securities issued in offerings will be made to eligible AIM Funds and accounts in a manner designed to be fair and equitable for the eligible AIM Funds and accounts, and so that there is equal allocation of offerings over the longer term. Where multiple funds or accounts are eligible, rotational participation may occur, based on the extent to which an AIM Fund or account has participated in previous offerings as well as the size of the AIM Fund or account. Each eligible AIM Fund and account will be placed in one of four tiers, depending upon each

DISTRIBUTION OF SECURITIES

Distribution Plans

The Trust has adopted distribution plans pursuant to Rule 12b-1 under the 1940 Act with respect to each Fund's Class A shares, Class B shares, Class C shares and, if applicable, Class R shares (collectively the "Plans"). Each Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate, shown immediately below, of the Fund's average daily net assets of the applicable class.

Fund	Class A	Class B	Class C	Class R
AIM Aggressive Growth Fund	0.25%	1.00%	1.00%	[illegible]0%
AIM Basic Value II Fund	0.35%	1.00%	1.00%	N/A
AIM Blue Chip Fund	0.35%	1.00%	1.00%	0.50%
AIM Capital Development Fund	0.35%	1.00%	1.00%	0.50%
AIM Charter Fund	0.30%	1.00%	1.00%	0.50%
AIM Constellation Fund	0.30%	1.00%	[illegible]	0.50%
AIM Core Strategies Fund	0.35%	1.00%	[illegible]	N/A
AIM Dent Demographic Trends Fund	0.35%	1.00%	[illegible].00%	N/A
AIM Emerging Growth Fund	0.35%	1.00%	1.00%	N/A
AIM Large Cap Basic Value Fund	0.35%	1.00%	1.00%	0.50%
AIM Large Cap Core Equity Fund	0.35%	1.00%	1.00%	N/A
AIM Large Cap Growth Fund	0.35%	1.00%	1.00%	0.50%
AIM Mid Cap Growth Fund	0.35%	1.00%	1.00%	0.50%
AIM U.S. Growth Fund	0.35%	1.00%	1.00%	N/A
AIM Weingarten Fund	0.30%	1.00%	1.00%	0.50%

All of the Plans compensate AIM Distributors for the purpose of financing any activity which is primarily intended to result in the sale of shares of the Funds. Such activities include, but are not limited to, the following: printing of prospectuses and statements of additional information and reports for other than existing shareholders; overhead; preparation and distribution of advertising material and sales literature; expenses of organizing and conducting sales seminars; supplemental payments to dealers and other institutions such as asset-based sales charges or as payments of service fees under shareholder service arrangements; and costs of administering each Plan.

Amounts payable by a Fund under the Plans need not be directly related to the expenses actually incurred by AIM Distributors on behalf of each Fund. The Plans do not obligate the Funds to reimburse AIM Distributors for the actual expenses AIM Distributors may incur in fulfilling its obligations under the Plans. Thus, even if AIM Distributors' actual expenses exceed the fee payable to AIM Distributors at any given time, the Funds will not be obligated to pay more than that fee. If AIM Distributors' expenses are less than the fee it receives, AIM Distributors will retain the full amount of the fee.

AIM Distributors may from time to time waive or reduce any portion of its 12b-1 fee for one or more classes. AIM Distributors will not waive 12b-1 fees for Class B shares that are publicly offered. Voluntary fee waivers or reductions may be rescinded at any time without further notice to investors. During periods of voluntary fee waivers or reductions, AIM Distributors will retain its ability to be reimbursed for such fee prior to the end of each fiscal year. Contractual fee waivers or reductions set forth in the Fee Table in a Prospectus may not be terminated or amended to the Funds' detriment during the period stated in the agreement between AIM Distributors and the Fund

The Funds may pay a service fee of 0.25% of the average daily net assets of the Class A, Class B, Class C or Class R shares attributable to the customers of selected dealers and financial institutions to such dealers and financial institutions, including AIM Distributors, acting as principal, who furnish continuing personal shareholder services to their customers who purchase and own the applicable class of shares of the Fund. Under the terms of a shareholder service agreement, such personal shareholder services include responding to customer inquiries and providing customers with information

APPENDIX E

MANAGEMENT FEES

For the last three fiscal years ended October 31, the management fees payable by each Fund, the amounts waived by AIM and the net fees paid by each Fund were as follows:

Fund Name	2001			2000			1999		
	Management Fee Payable	Management Fee Waivers	Net Management Fee Paid	Management Fee Payable	Management Fee Waivers	Net Management Fee Paid	Management Fee Payable	Management Fee Waivers	Net Management Fee Paid
AIM Aggressive Growth Fund	$23,755,259	$7,508	$23,747,751	$26,977,097	-0-	$26,977,097	$17,085,022	-0-	$17,085,022
AIM Basic Value II Fund	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
AIM Blue Chip Fund	$35,318,225	$153,216	$35,165,009	$36,923,601	$70,387	$36,853,214	$21,592,076	-0-	$21,592,076
AIM Capital Development Fund	$8,548,376	$3,281	$8,545,095	$9,200,414	-0-	$9,200,414	$8,102,504	-0-	$8,102,504
AIM Charter Fund	$43,928,613	$504,457	$43,424,156	$56,142,463	$1,484,073	$54,658,390	$41,014,707	$1,130,089	$39,884,618
AIM Constellation Fund	$93,618,688	$3,749,927	$89,868,761	$128,677,520	$6,187,566	$122,489,954	$90,458,750	$3,107,849	$87,350,901
AIM Core Strategies Fund**	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
AIM Dent Demographic Trends Fund	$10,214,781	[illegible]1,945	$10,212,836	$10,757,633	-0-	$10,757,633	$690,278	$43,724	$646,554
AIM Emerging Growth Fund***	$1,912,682	$261,7[illegible]	$1,650,908	$908,443	-0-	$908,443	N/A	N/A	N/A

S:\REG\Simplified SAIs\AEF-SAI SIMPLIFIED-3.DOC
082902 (6) cd

APPENDIX G

BROKERAGE COMMISSIONS

Brokerage commissions paid by each of the Funds listed below during the last three fiscal years or period ended October 31, were as follows:

Fund	2001	2000	1999
AIM Aggressive Growth Fund	$ 6,473,868	$ 4,003,829	$ 3,536,[illegible]
AIM Basic Value II Fund*	N/A	N/A	N/A
AIM Blue Chip Fund	3,838,893	3,087,012	[illegible],856
AIM Capital Development Fund	4,153,032	2,924,761	[illegible]24,179
AIM Charter Fund	12,104,855	10,479,914	[illegible],856,871
AIM Constellation Fund	23,003,818	25,382,535	20,108,956
AIM Core Strategies Fund**	N/A	N/A	N/A
AIM Dent Demographic Trends Fund	3,053,966	1,831,[illegible]	250,423
AIM Emerging Growth Fund***	1,016,711	136,048	N/A
AIM Large Cap Basic Value Fund	235,562	8,679	1,021
AIM Large Cap Core Equity Fund**	N/A	N/A	N/A
AIM Large Cap Growth Fund	891,255	284,025	6,178
AIM Mid Cap Growth Fund****	801,920	361,741	N/A
AIM U.S. Growth Fund*	N/A	N/A	N/A
AIM Weingarten Fund	30,640,967	21,922,844	20,226,511

* Commenced operations on August 30, 2002
** Commenced operations on December 31, 2001
*** Commenced operations on March 31, 2000
**** Commenced operations on November 1, 1999

The increase in the brokerage commissions paid by each of AIM Aggressive Growth Fund, AIM Dent Demographic Trends Fund, AIM Large Cap Basic Value Fund, AIM Large Cap Growth Fund and AIM Weingarten Fund for the fiscal year ended October 31, 2001, as compared to the two prior fiscal years, was due to fluctuations in asset levels, increased portfolio turnover and record market volatility.

APPENDIX H

DIRECTED BROKERAGE (RESEARCH SERVICES) AND PURCHASES OF SECURITIES OF REGULAR BROKERS OR DEALERS

During the last fiscal year ended October 31, 2001, each Fund allocated the following amount of transactions to broker-dealers that provided AIM with certain research, statistics and other information:

Fund	Transactions	Related Brokerage Commissions
AIM Aggressive Growth Fund	$ 761,312,304	$ 1,218,904
AIM Basic Value II Fund*	N/A	N/A
AIM Blue Chip Fund	360,119,191	425,7[illegible]
AIM Capital Development Fund	229,225,331	368,[illegible]
AIM Charter Fund	992,753,189	1,2[illegible]84
AIM Constellation Fund	1,356,784,301	[illegible]4,767
AIM Core Strategies Fund**	N/A	N/A
AIM Dent Demographic Trends Fund	246,687,551	315,786
AIM Emerging Growth Fund	72,094,813	131,754
AIM Large Cap Basic Value Fund	6,447,087	10,915
AIM Large Cap Core Equity Fund**	N/A	N/A
AIM Large Cap Growth Fund	78,971,057	88,942
AIM Mid Cap Growth Fund	58,924,933	93,873
AIM U.S. Growth Fund*	N/A	N/A
AIM Weingarten Fund	3,297,364,386	3,239,006

* Commenced operations on August 30, 2002
** Commenced operations on December 31, 2001

During the last fiscal year ended October 31, 2001, the Funds held securities issued by the following companies, which are "regular" brokers or dealers of one or more of the Funds identified below:

Fund/Issuer	Security	Market Value
AIM Aggressive Growth Fund		
Legg Mason	Common Stock	$ 16,844,000
AIM Blue Chip Fund		
Merrill Lynch & Co., Inc.	Common Stock	63,379,500
Morgan Stanley Dean Witter & Co.	Common Stock	70,934,000
AIM Capital Development Fund		
Legg Mason	Common Stock	6,110,161
AIM Charter Fund		
Goldman Sachs Group, Inc.	Common Stock	50,804,00[illegible]
Merrill Lynch & Co., Inc.	Common Stock	76,492,[illegible]
Morgan Stanley Dean Witter & Co.	Common Stock	146,7[illegible]00
AIM Constellation Fund		
Goldman Sachs Group, Inc.	Common Stock	265,744,000
Merrill Lynch & Co., Inc.	Common Stock	180,085,200
Morgan Stanley Dean Witter & Co.	Common Stock	195,680,000

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of AIM Constellation Fund
And Board of Trustees of AIM Equity Funds:

We have audited the accompanying statement of assets and liabilities of AIM Constellation Fund (a portfolio of AIM Equity Funds), including the schedule of investments, as of October 31, 2001, and the related statement of operations, statement of changes in net assets, and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statements of changes in net assets for the year ended October 31, 2000, and the financial highlights for each of the four years in the period then ended were audited by other auditors whose report dated December 6, 2000, expressed an unqualified opinion on those statements and financial highlights.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of October 31, 2001, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of AIM Constellation Fund at October 31, 2001, and the results of its operations, changes in its net assets, and financial highlights for the year then ended in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Houston, Texas
December 10, 2001

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2001

Assets:	
Investments, at market value (cost $11,099,194,314)*	$11,038,478,208
Receivables for:	
Investments sold	55,794,179
Fund shares sold	5,542,976
Dividends	3,203,885
Investment for deferred compensation plan	299,778
Collateral for securities loaned	82,388,055
Other assets	91,742
Total assets	11,185,798,823
Liabilities:	
Payables for:	
Investments purchased	123,237,702
Fund shares reacquired	36,973,947
Deferred compensation plan	299,778
Collateral upon return of securities loaned	82,388,055
Accrued distribution fees	6,352,435
Accrued trustees' fees	4,710
Accrued transfer agent fees	4,349,945
Accrued operating expenses	1,177,335
Total liabilities	254,783,907
Net assets applicable to shares outstanding	$10,931,014,916
Net Assets:	
Class A	$ 9,703,277,317
Class B	$ 818,342,827
Class C	$ 258,786,001
Institutional Class	$ 150,608,771
Shares outstanding, $0.001 par value per share:	
Class A	492,027,970
Class B	43,330,146
Class C	13,706,725
Institutional Class	7,172,708
Class A:	
Net asset value per share	$ 19.72
Offering price per share: (Net asset value of $19.72 ÷ 94.50%)	$ 20.87
Class B:	
Net asset value and offering price per share	$ 18.69
Class C:	
Net asset value and offering price per share	$ 18.68
Institutional Class:	
Net asset value offering and redemption price per share	$ 21.00

* At October 31, 2001, securities with an aggregate market value of $81,311,797 were on loan to brokers.

STATEMENT OF OPERATIONS

For the year ended October 31, 2001

Investment income:	
Dividends (net of foreign withholding tax of $19,950)	$ 52,609,362
Dividends from affiliated money market funds	48,646,039
Interest	811,984
Security lending income	700,894
Total investment income	102,768,279
Expenses:	
Advisory fees	93,618,688
Administrative services fees	622,082
Custodian fees	659,500
Distribution fees — Class A	40,107,085
Distribution fees — Class B	10,331,953
Distribution fees — Class C	3,343,201
Transfer agent fees — Class A	27,877,105
Transfer agent fees — Class B	2,296,337
Transfer agent fees — Class C	743,046
Transfer agent fees — Institutional Class	30,126
Trustees' fees	62,240
Other	3,984,782
Total expenses	183,676,145
Less: Fees waived	(3,749,927)
Expenses paid indirectly	(264,049)
Net expenses	179,662,169
Net investment income (loss)	(76,893,890)
Realized and unrealized gain (loss) from investment securities, foreign currencies and option contracts:	
Net realized gain (loss) from:	
Investment securities	(1,231,927,356)
Foreign currencies	(1,459)
Option contracts written	6,689,775
	(1,225,239,040)
Change in net unrealized appreciation (depreciation) of:	
Investment securities	(7,717,580,233)
Foreign currencies	1,921
	(7,717,578,312)
Net gain (loss) from investment securities, foreign currencies and option contracts	(8,942,817,352)
Net increase (decrease) in net assets resulting from operations	$(9,019,711,242)

See Notes to Financial Statements.

E. Covered Call Options — The Fund may write call options, on a covered basis; that is, the Fund will own the underlying security. When the Fund writes a covered call option, an amount equal to the premium received by the Fund is recorded as an asset and an equivalent liability. The amount of the liability is subsequently "marked-to-market" to reflect the current market value of the option written. The current market value of a written option is the mean between the last bid and asked prices on that day. If a written call option expires on the stipulated expiration date, or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or a loss if the closing purchase transaction exceeds the premium received when the option was written) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a written option is exercised, the Fund realizes a gain or a loss from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received.

F. Expenses — Distribution expenses and certain transfer agency expenses directly attributable to a class of shares are charged to those classes' operations. All other expenses which are attributable to more than one class are allocated among the classes.

Note 2–Advisory Fees and Other Transactions with Affiliates

The Trust has entered into a master investment advisory agreement with A I M Advisors, Inc. ("AIM"). Under the terms of the master investment agreement, the Fund pays an advisory fee to AIM at the annual rate of 1.00% of the first $30 million of the Fund's average daily net assets, plus 0.75% of the Fund's average daily net assets in excess of $30 million to and including $150 million, plus 0.625% of the Fund's average daily net assets in excess of $150 million. AIM has agreed to waive advisory fees payable by the Fund to AIM at the annual rate of 0.025% for each $5 billion increment in net assets over $5 billion, up to a maximum waiver of 0.175% on net assets in excess of $35 billion. Effective July 1, 2001, AIM has voluntarily agreed to waive advisory fees of the Fund in the amount of 25% of the advisory fee AIM receives from the affiliated money market fund of which the Fund has invested. For the year ended October 31, 2001, AIM waived fees of $3,749,927. Under the terms of a master sub-advisory agreement between AIM and A I M Capital Management, Inc. ("AIM Capital"), AIM pays AIM Capital 50% of the amount paid by the Fund to AIM.

The Fund, pursuant to a master administrative services agreement with AIM, has agreed to pay AIM for certain administrative costs incurred in providing accounting services to the Fund. For the year ended October 31, 2001, AIM was paid $622,082 for such services.

The Fund, pursuant to a transfer agency and service agreement, has agreed to pay A I M Fund Services, Inc. ("AFS") a fee for providing transfer agency and shareholder services to the Fund. During the year ended October 31, 2001, AFS was paid $14,673,763 for such services.

The Trust has entered into master distribution agreements with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A, Class B, Class C and the Institutional Class shares of the Fund. The Trust has adopted plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A shares, Class B shares and Class C shares (collectively the "Plans"). The Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate of 0.30% of the Fund's average daily net assets of Class A shares and 1.00% of the average daily net assets of Class B and C shares. Of these amounts, the Fund may pay a service fee of 0.25% of the average daily net assets of the Class A, Class B or Class C shares to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own the appropriate class of shares of the Fund. Any amounts not paid as a service fee under the Plans would constitute an asset-based sales charge. The Plans also impose a cap on the total sales charges, including asset-based sales charges that may be paid by the respective classes. For the year ended October 31, 2001, the Class A, Class B and Class C shares paid AIM Distributors $[illegible]07,085, $10,331,953 and $3,343,201, respectively, as compensation under the Plans.

AIM Distributors received commissions of $2,879,056 from sales of the Class A shares of the Fund during the year ended October 31, 2001. Such commissions are not an expense of the Fund. They are deducted from, and are not included in, the proceeds from sales of Class A shares. During the year ended October 31, 2001, AIM Distributors received $317,491 in contingent deferred sales charges imposed on redemptions of Fund shares.

Certain officers and trustees of the Trust are officers and directors of AIM, AFS and AIM Distributors.

During the year ended October 31, 2001, the Fund paid legal fees of $25,883 for services rendered by Kramer, Levin, Naftalis & Frankel LLP as counsel to the Board of Trustees. A member of that firm is a trustee of the Trust.

Note 3–Indirect Expenses

For the year ended October 31, 2001, the Fund received reductions in transfer agency fees from AFS (an affiliate of AIM) of $264,049 under an expense offset arrangement which resulted in a reduction of the Fund's total expenses of $264,049.

Note 4–Trustees' Fees

Trustees' fees represent remuneration paid to trustees who are not an "interested person" of AIM. The Trust invests trustees' fees, if so elected by a trustee, in mutual fund shares in accordance with a deferred compensation plan.

Note 5–Bank Borrowings

The Fund is a participant in a committed line of credit facility with a syndicate administered by Citibank, N.A. The Fund may borrow up to the lesser of (i) $1,[illegible]00,000,000 or (ii) the limits set by its prospectus for borrowings. The Fund and other funds advised by AIM which are parties to the line of credit may borrow on a first come, first served basis. During the year ended October 31, 2001, the Fund did not borrow under the line of credit agreement. The funds which are party to the line of credit are charged a commitment fee of 0.09% on the unused balance of the committed

IM CONSTELLATION FUND

AIM Constellation Fund seeks to provide growth of capital.

Prospectus
June 3, 2002

This prospectus contains important information about the Class A, B, C and R shares of the fund. Please read it before investing and keep it for future reference.

As with all other mutual fund securities, the Securities and Exchange Commission has not approved or disapproved these securities or determined whether the information in this prospectus is adequate or accurate. Anyone who tells you otherwise is committing a crime.

An investment in the fund:
- is not FDIC insured;
- may lose value; and
- is not guaranteed by a bank.


AIM

FUNDS®

Invest with DISCIPLINE®

Fee Table and Expense Example

FEE TABLE

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

Shareholder Fees

(fees paid directly from your investment)	Class A	Class B	Class C	Class R
Maximum Sales Charge (Load) Imposed on Purchases *(as a percentage of offering price)*	5.50%	None	None	None
Maximum Deferred Sales Charge (Load) *(as a percentage of original purchase price or redemption proceeds, whichever is less)*	None[1]	5.00%	1.00%	None[2]

Annual Fund Operating Expenses[3]

(expenses that are deducted from fund assets)	Class A	Class B	Class C	Class R
Management Fees	0.63%	0.63%	0.63%	0.63%
Distribution and/or Service (12b-1) Fees	0.30	1.00	1.00	0.50
Other Expenses[4]	0.24	0.24	0.24	0.24
Total Annual Fund Operating Expenses[5]	1.17	1.87	[illegible]	1.37

[1] If you buy $1,000,000 or more of Class A shares and redeem these shares within 18 months from the date of purchase, you may pay a 1% contingent deferred sales charge (CDSC) at the time of redemption.

[2] If you are a retirement plan participant, you may pay a 0.75% CDSC if the distributor paid a concession to the dealer of record and a total redemption of the retirement plan assets occurs within 12 months from the date of the retirement plan's initial purchase.

[3] There is no guarantee that actual expenses will be the same as those shown in the table.

[4] Other Expenses have been restated to reflect expense arrangements in effect as of March 1, 2002. Other Expenses for Class R shares are based on estimated average net assets for the current fiscal year.

[5] The investment advisor has agreed to waive a portion of the management fee on assets in excess of $5 billion. Total Annual Fund Operating Expenses net of this agreement are 1.14%, 1.84%, 1.84% and 1.34% for Class A, Class B, Class C and Class R, respectively. Termination of this agreement requires approval by the Board of Trustees.

You may also be charged a transaction or other fee by the financial institution managing your account.

As a result of 12b-1 fees, long-term shareholders in the fund may pay more than the maximum permitted initial sales charge.

EXPENSE EXAMPLE

This example is intended to help you compare the costs of investing in different classes of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. To the extent fees are waived and/or expenses are reimbursed, your expenses will be lower. Although your actual returns and costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$663	$901	$1,158	$1,892
Class B	690	888	1,211	2,008
Class C	290	588	1,011	2,190
Class R	139	434	750	1,646

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class A	$663	$901	$1,158	$1,892
Class B	190	588	1,011	2,008
Class C	190	588	1,011	2,190
Class R	139	434	750	1,646